PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 12, 2001

[3M Logo]

                                   $56,000,000

                   MINNESOTA MINING AND MANUFACTURING COMPANY
                          Floating Rate Notes due 2040

         We will pay interest on the Notes on March 21, June 21, September 21 and December 21 of each year, commencing on March 21, 2001. Interest on each Note will be reset on March 21, June 21, September 21 and December 21 of each year, commencing on March 21, 2001, based on the 3 Month LIBOR Rate, as defined in this prospectus supplement, less 0.35% (or 35 basis points).

         The Holders of the Notes may require us to repurchase all or a portion of the Notes on December 21 of every third year, beginning on December 21, 2010, at the repurchase prices listed in this prospectus supplement, plus accrued interest on the Notes to the date we repurchase the Notes. If there is a Tax Event, as defined in this prospectus supplement, we have the right to shorten the maturity of the Notes to the extent needed so that the interest we pay on the Notes will be deductible for United States Federal income tax purposes. On the new maturity date, we will pay 100% of the principal amount of the Notes, plus accrued interest on the Notes to the new maturity date.

         We will issue the Notes only in denominations of $1,000 and integral multiples of $1,000. The Notes will be represented by one or more global Notes registered in the name of The Depository Trust Company, which will act as depositary.

                                   -----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   -----------

                                                    PER NOTE       TOTAL
                                                    --------       -----

Initial public offering price.....................   100.00%    $56,000,000
Underwriting discount.............................     1.00%       $560,000
Proceeds, before expenses, to the Company.........    99.00%    $55,440,000

         The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from February 23, 2001.

                                   -----------

         The underwriter will offer the Notes on a firm commitment basis, subject to various conditions. The underwriter expects to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on February 23, 2001.

                                   -----------

                                   UBS WARBURG


                 Prospectus Supplement dated February 20, 2001.

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT

                                                                           PAGE
                                                                          ------

About this Prospectus Supplement.........................................   S-1
Description of Notes.....................................................   S-1
Underwriting.............................................................   S-8
Legal Opinions...........................................................   S-9

                                   PROSPECTUS

About this Prospectus....................................................     2
Where You Can Find Additional Information................................     2
Risk Factors.............................................................     3
The Company..............................................................     5
Ratio of Earnings to Fixed Charges.......................................     6
Use of Proceeds..........................................................     7
Description of Debt Securities...........................................     7
Plan of Distribution.....................................................    18
Legal Opinions...........................................................    20
Experts..................................................................    20

                                    --------

         NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS AN OFFER TO SELL ONLY THE NOTES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                                    --------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

         You should read this prospectus supplement along with the prospectus that follows. Both documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Capitalized terms used but not defined in this prospectus supplement have the meanings specified in the accompanying prospectus.

                              DESCRIPTION OF NOTES

         The following discussion of the terms of the Notes supplements the description of the general terms and provisions of the "debt securities" contained in the accompanying prospectus and identifies any general terms and provisions described in the accompanying prospectus that will not apply to the Notes.

GENERAL

         The Notes will be our general unsecured and senior obligations issued in an aggregate principal amount of $56,000,000. We will issue the Notes under an Indenture, dated as of November 17, 2000, as amended or supplemented from time to time, between us and Citibank, N.A., as trustee. You should read the accompanying prospectus for a general discussion of the terms and provisions of the Indenture.

         The Notes:

       * will be limited to $56,000,000 aggregate principal amount;

       * will mature on December 21, 2040;

       * will not be entitled to any sinking fund;

       * will be subject to defeasance and covenant defeasance as set forth in the accompanying prospectus;

       * will be issued only in registered, book-entry form, in denominations of $1,000 and any integral multiple thereof; and

       * will be repayable at the option of the Holders on the repayment dates and at the repayment prices specified herein.

         The Indenture and the Notes do not limit the amount of indebtedness that we or our subsidiaries may incur or issue, and do not contain any financial or similar restriction on us, except as described in the accompanying prospectus under the heading "Description of Debt Securities."

INTEREST

         The Notes will bear interest at the "3 Month LIBOR Rate" (as defined below) less 0.35% (35 basis points). Interest will accrue from February 23, 2001 or from the most recent interest payment date on which we have paid or provided for interest on the Notes and is payable quarterly in arrears on March 21, June 21, September 21 and December 21 of each year commencing on March 21, 2001 (these dates are called "interest payment dates"). Except as described below for the first interest period, on each interest payment date, we will pay interest for the period commencing on and including the immediately preceding interest payment date and ending on and including the day next preceding that interest payment date. We will refer to this period as an "interest period." The first interest payment date will be March 21, 2001 and the first interest period will begin on and include February 23, 2001 and end on and include March 20, 2001. In the event that an interest payment date is not a business day, we will pay interest on the next day that is a business day, with the same force and effect as if made on the interest payment date, and without any interest or other payment with respect to the delay. For purposes of this prospectus supplement, a business day is a day other than a Saturday, a Sunday or any other day on which banking institutions in Minneapolis, Minnesota or New York, New York or the offices of the trustee or any paying agent for the Notes are authorized or required by law or executive order to remain closed. We will pay interest to the person in whose name the Note (or one or more predecessor Notes) is registered at the close of business fifteen calendar days before the applicable interest payment date. The 3 Month LIBOR Rate will be reset quarterly on March 21, June 21, September 21 and December 21 of each year, commencing on March 21, 2001 (each of these is called an "interest reset date").

         "3 Month LIBOR Rate" means the rate for deposits in U.S. dollars for the 3-month period commencing on the applicable interest reset date that appears on "Telerate Page 3750" at approximately 11:00 A.M., London time, on the second London Banking Day prior to the applicable interest reset date; provided that the interest rate in effect from the date of issue to the first interest reset date will be based on the 3 Month LIBOR Rate as calculated on the second London Banking Day prior to the date of issue. If this rate does not appear on the Telerate Page 3750, the calculation agent will determine the rate on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (selected by the calculation agent) at approximately 11:00 a.m., London time, on the second London Banking Day prior to the applicable interest reset date to prime banks in the London interbank market for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. In such case, the calculation agent will request the principal London office of each of the aforesaid major banks to provide a quotation of such rate. If at least two such quotations are provided, the rate for that interest reset date will be the arithmetic mean of the quotations, and, if fewer than two quotations are provided as requested, the rate for that interest reset date will be the arithmetic mean of the rates quoted by major banks in the City of New York, selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the second London Banking Day prior to the applicable interest reset date for loans in U.S. dollars to leading European banks for a period of three months commencing on that interest reset date and in a principal amount equal to an amount not less than $1,000,000 that is representative for a single transaction in such market at such time. "Telerate Page 3750" means the display page so designated on the Dow Jones Telerate Service (or such other page as may replace such page on that service for the purpose of displaying London interbank offered rates of major banks). "London Banking Day" is any day in which dealings in United States dollars are transacted in the London interbank market.

         The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

         The calculation agent will, upon the request of the Holder of any Note, provide the interest rate then in effect. The calculation agent is Citibank, N.A. until such time as we appoint a successor calculation agent. All calculations made by the calculation agent in the absence of manifest error shall be conclusive for all purposes and binding on us and the Holders of the Notes. We may appoint a successor calculation agent without the consent of the Holders of the Notes.

         Interest on the Notes will be computed and paid on the basis of a 360-day year and the actual number of days in each quarterly interest period.

REPAYMENT AT OPTION OF HOLDER

         The Notes will be repayable at the option of the Holder thereof, in whole or in part, on the repayment dates and at the repayment prices (in each case expressed as a percentage of the principal amount) set forth in the following table:

                           Date                      Repayment Price
                    -----------------               -----------------

                    December 21, 2010                     99.00%
                    December 21, 2013                     99.25%
                    December 21, 2016                     99.50%
                    December 21, 2019                     99.75%


and on December 21 of every third year thereafter at 100% of the principal amount, through and including December 21, 2037, in each case, together with accrued and unpaid interest, if any, to the repayment date (subject to the rights of Holders of record on relevant record dates to receive interest due on an interest payment date).

         In order for a Note to be repaid, the paying agent must receive, at least 30 but not more than 45 calendar days prior to the optional repayment date, the Note with the form entitled "Option to Elect Repayment" on the reverse of the Note duly completed, or a telegram, facsimile transmission or a letter from a member of a national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States, which must set forth:

         *  the name of the Holder of the Note;

         *  the principal amount of the Note;

         * the principal amount of the Note to be repaid (which shall be equal to $1,000 or an integral multiple thereof);

         * the certificate number or description of the tenor and terms of the Note;

         * a statement that the option to elect repayment of the Note is being irrevocably exercised thereby; and

         * a guarantee that the Note to be repaid with the form "Option to Elect Repayment" duly completed will be received by the paying agent not later than the fifth business day after the date of such telegram, facsimile transmission or letter (and such Note and form duly completed are so received).

         The repayment option may be exercised by the Holder of a Note for less than the entire principal amount of the Note, but in that event the principal amount of the Note remaining outstanding after repayment must be in an authorized denomination.

CONDITIONAL RIGHT TO SHORTEN MATURITY

         We intend to deduct interest paid on the Notes for United States Federal income tax purposes. However, there have been proposed tax law changes over the past several years that, among other things, would prohibit an issuer from deducting interest payments on debt instruments with long maturities. While none of these proposals has become law, there can be no assurance that similar legislation affecting our ability to deduct interest paid on the Notes will not be enacted in the future or that any such legislation would not have a retroactive effective date. As a result, there can be no assurance that a Tax Event (as defined below) will not occur.

         Upon the occurrence of a Tax Event, we, without the consent of the Holders of the Notes, will have the right to shorten the maturity of the Notes to the minimum extent required, in the opinion of nationally recognized independent tax counsel, such that, after the shortening of the maturity, interest paid on the Notes will be deductible for United States Federal income tax purposes or, if such counsel is unable to opine definitively as to such a minimum period, the minimum extent so required to maintain our interest deduction to the extent deductible under current law as determined in good faith by our board of directors, after receipt of an opinion of such counsel regarding the applicable legal standards. In such case, the amount payable on such Notes on such new maturity date will be equal to 100% of the principal amount of such Notes plus interest accrued on such Notes to the date such Notes mature on such new maturity date. There can be no assurance that we would not exercise our right to shorten the maturity of the Notes on the occurrence of such a Tax Event or as to the period by which such maturity would be shortened. In the event that we elect to exercise our right to shorten the maturity of the Notes on the occurrence of a Tax Event, we will mail a notice to each Holder of Notes by first-class mail not more than 60 days after the occurrence of such Tax Event, stating the new maturity date of the Notes. Such notice shall be effective immediately upon mailing.

         We believe that the Notes should constitute indebtedness for United States Federal income tax purposes under current law and, in that case, an exercise of our right to shorten the maturity of the Notes should not be a taxable event to Holders for such purposes. Prospective investors should be aware, however, that our exercise of our right to shorten the maturity of the Notes will be a taxable event to Holders for United States Federal income tax purposes if the Notes are treated as equity for United States Federal income tax purposes before the maturity is shortened, assuming that the Notes of shortened maturity are treated as debt for such purposes.

         "Tax Event" means that we shall have received an opinion of nationally recognized independent tax counsel to the effect that, as a result of one of the following events occurring on or after February 23, 2001, there is more than an insubstantial increase in the risk that interest paid by us on the Notes is not, or will not be, deductible, in whole or in part, by us for United States Federal income tax purposes:

         * any amendment to, clarification of, or change (including any announced prospective amendment, clarification or change) in any law, or any regulation thereunder, of the United States;

         * any judicial decision, official administrative pronouncement, ruling, regulatory procedure, regulation, notice or announcement, including any notice or announcement of intent to adopt or promulgate any ruling, regulatory procedure or regulation (any of the foregoing, an "Administrative or Judicial Action"), or

         * any amendment to, clarification of, or change in any official position with respect to, or any interpretation of, an Administrative or Judicial Action or a law or regulation of the United States that differs from the theretofore generally accepted position or interpretation.

NOTES USED AS QUALIFIED REPLACEMENT PROPERTY

         Prospective investors seeking to treat the Notes as "qualified replacement property" for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended, should be aware that Section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have "passive investment income" in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year. For purposes of this passive income test, where the issuing corporation is in control of one or more corporations, all such corporations are treated as one corporation for the purposes of computing the amount of passive investment income for purposes of Section 1042.

         We believe that less than 25 percent of our affiliated group's gross receipts is passive investment income for the taxable year ended December 31, 2000. In making this determination, we have made certain assumptions and used procedures which we believe are reasonable.

         We cannot give any assurance as to whether we will continue to meet the passive income test. It is, in addition, possible that the IRS may disagree with the manner in which we have calculated our affiliated group's gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein. Prospective purchasers of the Notes should consult with their own tax advisors with respect to these and other tax matters relating to the Notes.

         The Notes are a new issue of securities with no established trading market. No assurance can be given as to whether a trading market for the Notes will develop or as to the liquidity of a trading market for the Notes. The availability and liquidity of a trading market for the Notes will also be affected by the degree to which purchasers treat the Notes as qualified replacement property.

SAME-DAY SETTLEMENT

         Settlement for the Notes will be made by the underwriter in immediately available funds. The Notes will trade in the depositary's settlement system until maturity. As a result, the depositary will require secondary trading activity in the Notes to be settled in immediately available funds.

BOOK ENTRY SYSTEM

         We have obtained the information in this section concerning DTC and its book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

         We will issue the Notes in the form of one or more fully registered global Notes which will be deposited with, or on behalf of, The Depositary Trust Company, New York, New York ("DTC"), which will act as depositary. The Notes will be registered in the name of DTC or its nominee.

         Ownership of beneficial interests in a global Note will be limited to DTC participants and to persons that may hold interests through institutions that have accounts with DTC ("participants"). Beneficial interests in a global Note will be shown on, and transfers of those ownership interests will be effected only through, records maintained by DTC and its participants for such global Note. The conveyance of notices and other communications by DTC to its participants and by its participants to owners of beneficial interests in the Notes will be governed by arrangements among them, subject to any statutory or regulatory requirements in effect.

         DTC holds the securities of its participants and facilitates the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of its participants. The electronic book-entry system eliminates the need for physical certificates. DTC's participants include:

         *  securities brokers and dealers (including the underwriter);

         *  banks;

         *  trust companies;

         *  clearing corporations; and

         * certain other organizations (some of which, and/or their representatives, own DTC).

Banks, brokers, dealers, trust companies and others that clear through or maintain a custodial relationship with a participant, either directly or indirectly, also have access to DTC's book-entry system.

         Principal and interest payments on the Notes represented by a global Note will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole Holder of the Notes represented by the global Note for all purposes under the Indenture. Accordingly, we, the trustee and any paying agent will have no responsibility or liability for:

         * any aspect of DTC's records relating to, or payments made on account of, beneficial ownership interests in a Note represented by a global Note;

         * any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in a global Note held through such participants; or

         * the maintenance, supervision or review of any of DTC's records relating to such beneficial ownership interests.

         DTC has advised us that upon receipt of any payment of principal of or interest on a global Note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global Note as shown on DTC's records. The underwriter will initially designate the accounts to be credited. Payments by participants to owners of beneficial interests in a global Note will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts registered in "street name", and will be the sole responsibility of those participants.

         A global Note can only be transferred:

         *  as a whole by DTC to one of its nominees;

         *  as a whole by a nominee of DTC to DTC or another nominee of DTC; or

         * as a whole by DTC or a nominee of DTC to a successor of DTC or a nominee of such successor.

         Notes represented by a global Note can be exchanged for definitive Notes in registered form only if:

         * DTC notifies us that it is unwilling or unable to continue as depositary for such global Note and we do not appoint a successor depositary within 90 days of receiving that notice;

         * at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and we do not appoint a successor depositary within 90 days of becoming aware that DTC has ceased to be registered as a clearing agency;

         * we in our sole discretion determine that such global Note will be exchangeable for definitive Notes in registered form and notify the trustee of our decision; or

         * an event of default with respect to the Notes represented by such global Note has occurred and is continuing.

A global Note that can be exchanged under the preceding sentence will be exchanged for definitive Notes that are issued in authorized denominations in registered form for the same aggregate amount. Such definitive Notes will be registered in the names of the owners of the beneficial interests in such global Note as directed by DTC.

         Except as provided above, (1) owners of beneficial interests in such global Note will not be entitled to receive physical delivery of Notes in definitive form and will not be considered the Holders of the Notes for any purpose under the Indenture, and (2) no Notes represented by a global Note will be exchangeable. Accordingly, each person owning a beneficial interest in a global Note must rely on the procedures of DTC (and if such person is not a participant, on the procedures of the participant through which such person owns its interest) to exercise any rights of a Holder under the Indenture or such global Note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Note.

         We understand that under existing industry practices, if we request Holders to take any action, or if an owner of a beneficial interest in a global Note desires to take any action which a Holder is entitled to take under the Indenture or a global Note, then (1) DTC would authorize the participants holding the relevant beneficial interests to take such action, and (2) such participants would authorize the beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

         DTC is:

         * a limited-purpose trust company organized under the laws of the State of New York;

         * a "banking organization" within the meaning of the New York Banking Law;

         *  a member of the Federal Reserve System;

         * a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

         *  a "clearing agency" registered under the Exchange Act.

CONCERNING THE TRUSTEE

         In the ordinary course of its business, the trustee and certain of its affiliates have in the past and may in the future provide banking, credit, foreign exchange, derivatives, capital market and other services to us, including serving as trustee for other securities issued by us and certain of our subsidiaries.

                                  UNDERWRITING

         We have entered into an underwriting agreement and pricing agreement with respect to the Notes with the underwriter listed below. Subject to certain conditions, the underwriter has agreed to purchase the principal amount of Notes indicated in the following table:

                                                    Principal Amount
                      Underwriter                       of Notes
                  ------------------              --------------------

                   UBS Warburg LLC                    $56,000,000


         Notes sold by the underwriter to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. If all the Notes are not sold at the initial offering price, the underwriter may change the offering price and the other selling terms.

         The Notes are a new issue of securities with no established trading market. We have been advised by the underwriter that the underwriter intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

         In connection with the offering, the underwriter may purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater aggregate principal amount of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in process.

         These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected in the over-the-counter market or otherwise.

         We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $52,000. We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

         The underwriter and its affiliates have, from time to time, performed banking, credit, foreign exchange, derivatives, financial advisory and investment banking services for us and certain of our subsidiaries, for which they have received customary fees and expenses.

                                 LEGAL OPINIONS

         The validity of the Notes will be passed upon for us by Gregg M. Larson, our Assistant General Counsel, and for the Underwriter by Faegre & Benson LLP, Minneapolis, Minnesota. Faegre & Benson LLP represents us and certain of our subsidiaries in other legal matters.

[3M Logo]

Minnesota Mining and
  Manufacturing Company
3M Center
St. Paul, Minnesota 55144
(651) 733-1110


                                 $1,500,000,000
                   MINNESOTA MINING AND MANUFACTURING COMPANY
                                 Debt Securities

                                  -------------

     We may from time to time issue up to $1,500,000,000 aggregate principal amount of debt securities in supplements to this prospectus. We will provide specific terms of the debt securities in supplements to this prospectus. These specific terms will include the offering price and other information of the debt securities. You should read this prospectus and the applicable supplement carefully before you invest.

     When we issue the debt securities offered by this prospectus, they will be new securities without an established trading market. We may sell these securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters or agents, as the case may be, will be set forth in the accompanying prospectus supplement.

     INVESTING IN OUR DEBT SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                                  -------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION, STATE SECURITIES COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -------------


                   This prospectus is dated January 12, 2001.

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement (No. 333-48922) that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this process, we may sell in one or more offerings up to $1,500,000,000, or the equivalent in foreign or composite currencies, of debt securities. This prospectus provides you with a general description of the terms and conditions of the debt securities that we may offer. Each time we offer debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

         To understand the terms of our debt securities, you should carefully read this document with the applicable prospectus supplement that together give the specific terms of the debt securities that we may offer. You should also read the documents we have referred you to in "Where You Can Find Additional Information" below for information on our company and our financial statements.

         The registration statement that contains this prospectus, including the exhibits to the registration statement, provides additional information about us and the debt securities offered under this prospectus. The registration statement can be read at the Securities and Exchange Commission, or the SEC, web site or at the SEC offices mentioned under the heading "Where You Can Find Additional Information".

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060. Our SEC filings are also available to the public over the Internet at EDGAR Online, Inc.'s web site at http://www.freeedgar.com.

         We "incorporate by reference" into this prospectus the information we file with the SEC, which means we can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the documents listed below that we filed with the SEC (File No. 1-3285) and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that we sell all the debt securities offered by this prospectus:

         * our Annual Report on Form 10-K for the year ended December 31, 1999, including information specifically incorporated by reference into our Form 10-K from our definitive Notice and Proxy Statement for our 2000 Annual Meeting of Stockholders, our Quarterly Report on Form 10-Q for the quarter ended June 30, 1987, our Form 8-K dated November 20, 1996, our Form 8-K dated June 30, 1997, and Registration Nos. 33-48089 and 333-30689;
         * Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000; and
         * Current Reports on Form 8-K filed May 16, 2000, July 27, 2000, July 27, 2000, October 23, 2000, November 20, 2000, December 6, 2000,
            December 7, 2000 and January 11, 2001.

         You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

                    Office of the Secretary
                    3M Center Bldg 220-14W-06
                    St. Paul, MN 55144-1000
                    Phone: (651) 733-1529
                    Fax: (651) 733-2782

You should rely only on the information incorporated by reference or presented in this prospectus or the applicable prospectus supplement. Neither we, nor any underwriters or agents, have authorized anyone else to provide you with different information. We may only use this prospectus to sell debt securities if it is accompanied by a prospectus supplement. We are only offering these debt securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. ADDITIONAL RISKS WE ARE NOT PRESENTLY AWARE OF OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. DEPENDING ON THE TERMS OF A PARTICULAR DEBT SECURITY, WE MAY ALSO POINT OUT ADDITIONAL RISKS RELATING TO AN INVESTMENT IN THIS SECURITY IN A PROSPECTUS SUPPLEMENT. IN ASSESSING THESE RISKS, YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES, AND IN THE APPLICABLE PROSPECTUS SUPPLEMENT.



     3M IS THE SUBJECT OF VARIOUS LEGAL PROCEEDINGS, AND DUE TO THE INHERENT UNCERTAINTY OF LITIGATION, THERE EXISTS THE REMOTE POSSIBILITY THAT A FUTURE ADVERSE RULING COULD RESULT IN FUTURE CHARGES THAT COULD HAVE A MATERIAL ADVERSE IMPACT ON 3M.

     3M and some of its subsidiaries are named defendants in a number of actions, governmental proceedings and claims, including environmental proceedings and products liability claims involving products that 3M now or formerly manufactured and sold. While 3M believes that a material adverse impact on its consolidated financial position, results of operations, or cash flows from any future charges arising from these legal proceedings is remote, due to the inherent uncertainties of litigation, there exists the remote possibility that a future adverse ruling could result in future charges that could have a material adverse impact on 3M.

     With respect to the environmental proceedings, 3M may be jointly and severally liable under various environmental laws, including the United States Comprehensive Environmental Response,

Compensation and Liability Act of 1980 and similar state laws, for the costs of environmental contamination at current or former facilities and at off-site locations at which 3M has disposed of hazardous waste. 3M has identified numerous locations, most of which are in the United States, at which it may have some liability for remediating contamination. Amounts expensed for environmental remediation activities are not expected to be material at these locations.

     Breast implant products liability claims are reported in 3M's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. 3M and various other companies have been named as defendants in a number of claims and lawsuits alleging damages for personal injuries of various types resulting from breast implants formerly manufactured by 3M or a related company. In some actions, the claimants seek damages and other relief, which, if granted, would require substantial expenditures.

     These lawsuits purport to represent 4,514 individual claimants. 3M has confirmed that 111 of the 4,514 claimants have opted out of the class action settlement and have 3M implants. Approximately 93% of the claimants in these confirmed cases have alleged an unspecified amount of damages above the jurisdictional limit of the courts in which the cases were filed. As of September 30, 2000, we had eight claimants that filed lawsuits in the New York state courts alleging damages of $20 million each. All but one of these eight lawsuits has since been resolved.

     3M believes that most of the remaining 4,403 claimants will be dismissed either because the claimants did not have 3M implants or the claimants accepted benefits under the class action settlement. Approximately 88% of these claimants have filed lawsuits that either do not allege a specific amount of damages or allege an unspecified amount of damages above the jurisdictional limit of the court. The rest of these claimants allege damages of approximately $300 million in their lawsuits. Approximately 390 claimants that have filed lawsuits in New York state courts have alleged damages in excess of $20 million each. 3M expects that all of these New York cases will be dismissed without payment for the reasons stated above.

     Based on 3M's experience in resolving thousands of these lawsuits, 3M believes that the amount of damages alleged in complaints is not a reliable or meaningful measure of the potential liability that 3M may incur in the breast implant litigation. Investors should place no reliance on the amount of damages alleged in breast implant lawsuits against 3M.

     3M's best estimate of the remaining probable amount to cover all costs for resolving the breast implant litigation is $41 million. 3M believes that the ultimate outcome of these proceedings and claims, individually and in the aggregate, will not have a material adverse effect on the consolidated financial position, results of operations, or cash flows of 3M. However, there can be no absolute certainty that 3M may not ultimately incur charges for breast implant claims in excess of presently established accruals. While 3M believes that a material adverse impact on its consolidated financial position, results of operations, or cash flows from any future charges is remote, when litigation is involved there exists the remote possibility that a future adverse ruling could result in future charges that could have a material adverse impact on 3M. The estimate of the potential impact on 3M's financial position for breast implant litigation could change in the future.

     3M also has recorded receivables for the probable amount of insurance recoverable with respect to these matters. As of September 30, 2000, 3M had remaining insurance receivable related to these matters of $527 million, which represents 3M's best estimate of the remaining probable insurance recoverable. 3M can provide no assurance that 3M will collect all amounts of the insurance recoverable with respect to these matters.

     For a more detailed discussion of legal proceedings involving 3M, see the discussion of "Legal Proceedings" in Part II, Item 1 of 3M's Quarterly Report on Form 10-Q for the period ended September 30, 2000, which is incorporated by reference.

                                   THE COMPANY

         3M was incorporated in 1929 under the laws of the State of Delaware to continue operations, begun in 1902, of a Minnesota corporation of the same name. 3M's principal executive offices are located at 3M Center, St. Paul, Minnesota 55144 (telephone: 651-733-1110).

         3M is an integrated enterprise characterized by substantial intercompany cooperation in research, manufacturing and marketing of products. 3M's business has developed from its research and technology in coating and bonding for coated abrasives, the company's original product. Coating and bonding is the process of applying one material to another, such as abrasive granules to paper or cloth (coated abrasives), adhesives to a backing (pressure-sensitive tapes), ceramic coating to granular mineral (roofing granules), glass beads to plastic backing (reflective sheeting), and low-tack adhesives to paper (repositionable notes).

         3M is among the leading manufacturers of products for many of the markets it serves. In all cases, 3M products are subject to direct or indirect competition. Most 3M products involve expertise in product development, manufacturing and marketing, and are subject to competition from products manufactured and sold by other technically oriented companies.

         Our strategic business units have been aggregated into six reportable segments: Industrial Markets, Health Care Markets, Transportation, Graphics and Safety Markets, Consumer and Office Markets, Electro and Communications Markets and Specialty Material Markets. These segments bring together common or related 3M technologies, enhancing the development of innovative products and services and providing for efficient sharing of business resources. These segments have worldwide responsibility for virtually all 3M product lines. A few miscellaneous businesses and staff-sponsored products, as well as various corporate assets and corporate overhead expenses, are not assigned to the segments.

         When we refer to "3M", "our company", "we", "our", and "us" in this prospectus under the headings "The Company" and "Ratio of Earnings to Fixed Charges", we mean Minnesota Mining and Manufacturing Company and its consolidated subsidiaries unless the context indicates otherwise. When these terms are used elsewhere in this prospectus, we refer only to Minnesota Mining and Manufacturing Company unless the context indicates otherwise.

                       RATIO OF EARNINGS TO FIXED CHARGES


         The following table sets forth the ratio of earnings to fixed charges for the periods indicated:

                                                                 NINE MONTHS
                       YEAR ENDED DECEMBER 31,               ENDED SEPTEMBER 30,
         -------------------------------------------------  -------------------

           1995       1996    1997       1998      1999            2000
         -------------------------------------------------  -------------------

          12.41x(1)  16.59   21.58(2)   10.32(3)  18.22(4)    16.85(5)

         ----------------------------

         (1) The ratio for the year ended December 31, 1995 includes a pre-tax restructuring charge of $79 million.

         (2) The ratio for the year ended December 31, 1997 includes a pre-tax gain on the sale of National Advertising Company of $803 million.

         (3) The ratio for the year ended December 31, 1998 includes a pre-tax restructuring charge of $493 million.

         (4) The ratio for the year ended December 31, 1999 includes a non-recurring net pre-tax gain of $100 million relating to gains on divestitures, litigation expense, an investment valuation adjustment, and a change in estimate that reduced the 1998 restructuring charge.

         (5) The ratio for the nine months ended September 30, 2000 includes a non-recurring net pre-tax gain of $51 million from the termination of a product marketing and distribution agreement, gains relating to asset dispositions, and non-recurring costs, primarily related to our decision to phase out the perfluorooctanyl chemistry.

*    For purposes of calculating the ratio, fixed charges consist of:

         * gross interest, including the interest component of ESOP benefit expense;

         * amortization of debt expense and discount or premium relating to any indebtedness; and

         * the portion of rental expense on operating leases considered to be representative of the interest factor therein.

*    The ratio of earnings to fixed charges is calculated as follows:

      (income from continuing operations            (fixed      (amortization of       (capitalized
       before income taxes and minority interest) + charges) + capitalized interest) -   interest)
       --------------------------------------------------------------------------------------------
                                              (fixed charges)

                                 USE OF PROCEEDS

         Unless otherwise specified in the applicable prospectus supplement, the net proceeds we receive from the sale of the debt securities offered by this prospectus and any accompanying prospectus supplement will be used for general corporate purposes, including:

         *  the repayment of debt;

         *  investments in or extensions of credit to our subsidiaries; or

         *  the financing of possible acquisitions or business expansion.

Until the net proceeds have been used, they may be invested temporarily in short-term marketable securities.

                         DESCRIPTION OF DEBT SECURITIES

         This section describes the general terms and provisions of the debt securities. The applicable prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities. The debt securities will be issued under an indenture between us and the trustee named in the applicable prospectus supplement. As used in this prospectus, "debt securities" means the debentures, notes, bonds and other evidence of indebtedness that we issue and the trustee authenticates and delivers under the indenture.

         We have summarized the general terms and provisions of the indenture in this section. This summary, however, does not describe every aspect of the indenture. We have filed the form of the indenture as an exhibit to the registration statement. You should read the form of indenture for additional information before you buy any debt securities. The summary that follows includes references to section numbers of the indenture so that you can more easily locate these provisions.

GENERAL

         The debt securities will be our direct, senior, unsecured obligations. The indenture does not limit the amount of debt securities that we may issue and permits us to issue debt securities from time to time. Debt securities issued under the indenture will be issued as part of a series that has been established by us under the indenture. (Section 301) Unless a prospectus supplement relating to debt securities states otherwise, the indenture and the terms of the debt securities will not contain any covenants designed to afford Holders (as defined below) of any debt securities protection in a highly leveraged or other transaction involving us that may adversely affect Holders of the debt securities. If we ever issue bearer securities we will summarize provisions of the indenture that relate to bearer securities in the applicable prospectus supplement.

         A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. (Section 301) These terms will include some or all of the following:

         *  the title and type of the debt securities;

         *  any limit on the total principal amount of the debt securities;

         *  the price at which the debt securities will be issued;

         *  the maturity date of the debt securities;

         * the date or dates on which the principal of and premium, if any, on the debt securities will be payable;

         *  if the debt securities will bear interest:

            *  the interest rate on the debt securities;
            *  the date from which interest will accrue;
            *  the record and interest payment dates for the debt securities;
            *  the first interest payment date; and
            *  any circumstances under which we may defer interest payments;

         * any optional redemption provisions that would permit us or the Holders of debt securities to elect redemption of the debt securities before their final maturity;

         * any sinking fund provisions that would obligate us to redeem the debt securities before their final maturity;

         * the currency or currencies in which the debt securities will be denominated and payable, if other than U.S. dollars;

         * any provisions that would permit us or the Holders of the debt securities to elect the currency or currencies in which the debt securities are paid;

         * whether the provisions described under the heading "Defeasance" below apply to the debt securities;

         *  any changes to or additional events of default or covenants;

         * whether the debt securities will be issued in whole or in part in the form of temporary or permanent global securities and, if so, the depositary for those global securities (a "global security" means a debt security that we issue in accordance with the indenture to represent all or part of a series of debt securities);

         *  any special tax implications of the debt securities; and

         *  any other terms of the debt securities.

A "Holder," with respect to a registered security, means the person in whose name the debt security is registered in the security register. (Section 101)

PAYMENT; EXCHANGE; TRANSFER

         We will designate a place of payment where you can receive payment of the principal of and any premium and interest on the debt securities or transfer the debt securities. Even though we will designate a place of payment, we may elect to pay any interest on the debt securities by mailing a check to the person listed as the owner of the debt securities in the security register or by wire transfer to an account designated by that person in writing not less than ten days before the date of the interest payment.

(Sections 305, 307, 1002) There will be no service charge for any registration of transfer or exchange of the debt securities, but we may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the debt securities. (Section 305)

DENOMINATIONS

         Unless the prospectus supplement states otherwise, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 each or multiples of $1,000.

ORIGINAL ISSUE DISCOUNT

         Debt securities may be issued under the indenture as original issue discount securities and sold at a substantial discount below their stated principal amount. If a debt security is an "original issue discount security," that means that an amount less than the principal amount of the debt security will be due and payable upon a declaration of acceleration of the maturity of the debt security under the indenture. (Section 101) The applicable prospectus supplement will describe the federal income tax consequences and other special factors which should be considered before purchasing any original issue discount securities.

CLASSIFICATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES

         The indenture contains several restrictive covenants that apply to us and all of our Restricted Subsidiaries. Those covenants do not apply to our Unrestricted Subsidiaries. For example, the assets and indebtedness of Unrestricted Subsidiaries and investments by us or our Restricted Subsidiaries in Unrestricted Subsidiaries are not included in the calculations described under the heading "-Restrictions on Secured Funded Debt" below. The indenture does not require us to maintain any Restricted Subsidiaries and, if we do not, the indenture will not provide any limitations on the amount of secured debt created or incurred by our Subsidiaries.

         A "Subsidiary" is any corporation of which we own more than 50% of the outstanding shares of Voting Stock, except for directors' qualifying shares, directly or through one or more of our other Subsidiaries. "Voting Stock" means stock that is entitled in the ordinary course (I.E., not only as a result of the happening of a contingency) to vote in an election for directors.

         A "Restricted Subsidiary" means any of our Subsidiaries which has substantially all of its property in the United States, which owns or is a lessee of any Principal Property and in which our investment and the investment of our Subsidiaries exceeds 1% of our Consolidated Net Tangible Assets as of the date of the determination, other than Unrestricted Subsidiaries. Additionally, this definition includes any other Subsidiary designated by our board of directors as a Restricted Subsidiary. (Section 101). A "Wholly-owned Restricted Subsidiary" is a Restricted Subsidiary of which we own all of the outstanding capital stock directly or through our other Wholly-owned Restricted Subsidiaries.

         Our "Unrestricted Subsidiaries" are:

         *  3M Financial Management Company;

         * other Subsidiaries (whose primary business is in finance operations) acquired or formed by us after the date of the indenture; and

         * any other Subsidiary if a majority of its Voting Stock is owned directly or indirectly by an Unrestricted Subsidiary.

Our board of directors can at any time change a Subsidiary's designation from an Unrestricted Subsidiary to a Restricted Subsidiary if:

         * the majority of that Subsidiary's Voting Stock is not owned by an Unrestricted Subsidiary, and

         * after the change of designation, we would be in compliance with the restrictions contained in the Secured Funded Debt covenant described under the heading "-Restrictions on Secured Funded Debt" below. (Sections 101, 1010(a))

RESTRICTIONS ON SECURED FUNDED DEBT

         The indenture limits the amount of Secured Funded Debt that we and our Restricted Subsidiaries may incur or otherwise create (including by guarantee). Neither we nor our Restricted Subsidiaries may incur or otherwise create any new Secured Funded Debt unless immediately after this incurrence or creation:

         *  the sum of:

            * the aggregate principal amount of all of our outstanding Secured Funded Debt and that of our Restricted Subsidiaries, other than the several categories of Secured Funded Debt discussed below on page 13 of this prospectus, plus
            * the aggregate amount of our Attributable Debt and that of our Restricted Subsidiaries relating to sale and lease-back transactions,

         *  does not exceed 15% of our Consolidated Net Tangible Assets.

This limitation does not apply if the outstanding debt securities are secured equally and ratably with or prior to the new Secured Funded Debt. (Sections 1008(a), 1008(c))

         "Secured Funded Debt" means Funded Debt which is secured by a mortgage, lien or other similar encumbrance upon any of our assets or those of our Restricted Subsidiaries. (Section 101)

         "Funded Debt" means:

         * Indebtedness maturing, or which we may extend or renew to mature, more than 12 months after the time the amount of Funded Debt is computed, plus

         * guarantees of Indebtedness of the type described in the preceding bullet point, or of dividends, except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business, plus

         * Funded Debt secured by a mortgage, lien or similar encumbrance on our assets or those of our Restricted Subsidiaries, whether or not this Funded Debt is assumed by us or one of our Restricted Subsidiaries, plus

         *  in the case of a Subsidiary, all preferred stock of that Subsidiary.

Funded Debt DOES NOT INCLUDE any amount relating to obligations under leases, or guarantees of leases, whether or not those obligations would be included as liabilities on our consolidated balance sheet. (Section 101)

         "Indebtedness" means, except as set forth in the next sentence:

         * all items of indebtedness or liability, except capital and surplus, which under accounting principles generally accepted in the United States of America would be included in total liabilities on the liability side of a balance sheet as of the date that indebtedness is being determined;

         * indebtedness secured by a mortgage, lien or other similar encumbrance on property owned subject to that mortgage, lien or other similar encumbrance, regardless of whether the indebtedness secured by that mortgage, lien or other similar encumbrance was assumed; and

         * guarantees, endorsements, other than for purposes of collection, and other contingent obligations relating to, or to purchase or otherwise acquire, indebtedness of others, unless the amount of the guarantees, endorsements or other contingent obligations is included in the preceding two bullet points.

Indebtedness does not include any obligations or guarantees of obligations relating to lease rentals, even if these obligations or guarantees of obligations would be included as liabilities on our consolidated balance sheet. (Section 101)

         "Attributable Debt" means:

         * the balance sheet liability amount of capital leases as determined by accounting principles generally accepted in the United States of America, plus

         * the amount of future minimum operating lease payments required to be disclosed by accounting principles generally accepted in the United States of America, less any amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges, discounted using the interest rate implicit in the lease to calculate the present value of operating lease payments.

The amount of Attributable Debt relating to an operating lease that can be terminated by the lessee with the payment of a penalty will be calculated based on the lesser of:

         * the aggregate amount of lease payments required to be made until the first date the lease can be terminated by the lessee plus the amount of the penalty, or

         * the aggregate amount of lease payments required to be made during the remaining term of the lease. (Section 101)

         "Consolidated Net Tangible Assets" means the total consolidated amount of our assets and those of our Subsidiaries, minus applicable reserves and other properly deductible items and after excluding any investments made in Unrestricted Subsidiaries or in corporations while they were Unrestricted Subsidiaries but which are not Subsidiaries at the time of the calculation, minus

         * all liabilities and liability items, including leases, or guarantees of leases, which under accounting principles generally accepted in the United States of America would be included in the balance sheet, except Funded Debt, capital stock and surplus, surplus reserves and deferred income taxes, and

         * goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles. (Section 101)

         The following categories of Secured Funded Debt will not be considered in determining whether we are in compliance with the covenant described in the first paragraph under the heading "Restrictions on Secured Funded Debt":

         * Secured Funded Debt of a Restricted Subsidiary owing to us or to one of our Wholly-owned Restricted Subsidiaries;

         * Secured Funded Debt resulting from a mortgage, lien or other similar encumbrance in favor of the U.S. Government or any State or any instrumentality thereof to secure partial, progress, advance or other payments;

         * Secured Funded Debt resulting from a mortgage, lien or other similar encumbrance on property, shares of stock or Indebtedness of any company existing at the time that this company becomes one of our Subsidiaries;

         * Secured Funded Debt resulting from a mortgage, lien or other similar encumbrance on property, shares of stock or Indebtedness which:

            * exists at the time that the property, shares of stock or Indebtedness is acquired by us or one of our Restricted Subsidiaries, including acquisitions by merger or consolidation,
            * secures the payment of any part of the purchase price of or construction cost for the property, shares of stock or Indebtedness or
            * secures any indebtedness incurred prior to, at the time of, or within 120 days after, the acquisition of the property, shares of stock or Indebtedness or the completion of any construction of the property for the purpose of financing all or a part of the purchase price or construction cost of the property, shares of stock or Indebtedness, provided that, in all cases, we continue to comply with the covenant relating to mergers and consolidations discussed under the heading "-Consolidation, Merger or Sale" below;

         * Secured Funded Debt secured by a mortgage, lien or other similar encumbrance in connection with the issuance of revenue bonds on which the interest is exempt from federal income tax pursuant to the Internal Revenue Code of 1986; and

         *  any extension, renewal or refunding of:

            * any Secured Funded Debt permitted under the first paragraph under the heading "Restrictions on Secured Funded Debt,"
            * any Secured Funded Debt outstanding at the end of our fiscal year immediately preceding the execution date of the indenture of any then Restricted Subsidiary or

            * any Secured Funded Debt of any company outstanding at the time this company became a Restricted Subsidiary. (Section 1008(b))

RESTRICTIONS ON SALE AND LEASE-BACK TRANSACTIONS

         The indenture provides that neither we nor any of our Restricted Subsidiaries may enter into any sale and lease-back transaction involving any Principal Property, as defined below, more than 120 days after its acquisition or the completion of its construction and commencement of its full operation, unless either:

         * we or any of our Restricted Subsidiaries could (1) create Secured Funded Debt on the property equal to the Attributable Debt with respect to the sale and lease-back transaction and (2) still be in compliance with the restrictions on Secured Funded Debt (see "-Restrictions on Secured Funded Debt" above); or

         * we apply an amount, subject to credits for some voluntary retirements of debt securities and/or Funded Debt as specified in the indenture, equal to the greater of (1) the fair value of the property or (2) the net proceeds of the sale, within 120 days, to the retirement of Secured Funded Debt.

This restriction will not apply to any sale and lease-back transaction:

         *  between us and one of our Restricted Subsidiaries,

         *  between any of our Restricted Subsidiaries, or

         * involving a lease for a period, including renewals, of three years or less. (Section 1009)

"Principal Property" means any building or other facility located in the United States, together with the land upon which it is erected and its fixtures that is owned or leased by us or one of our Subsidiaries that is used primarily for manufacturing or processing and has a gross book value, before deduction of any depreciation reserves, greater than 1% of our Consolidated Net Tangible Assets, other than:

         * a building or facility that is financed by obligations issued by a state or local government under several sections of the Internal Revenue Code of 1986; or

         * a building or facility that in the opinion of our board of directors is not of material importance to the total business conducted by us and our Subsidiaries considered together. (Section 101)

CONSOLIDATION, MERGER OR SALE

         The indenture generally permits a consolidation or merger between us and another corporation. It also permits the sale or transfer by us of all or substantially all of our property and assets and the purchase by us of all or substantially all of the property and assets of another corporation. These transactions are permitted if:

         * the resulting or acquiring corporation, if other than us, assumes all of our responsibilities and liabilities under the indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the indenture;


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


         * immediately after the transaction, no event of default or event which, with notice or lapse of time or both, would become an event of default exists; and

         * except in the case of a consolidation or merger of a Restricted Subsidiary with and into us, either (1) we have obtained the consent of the Holders of a majority in aggregate principal amount of the outstanding debt securities of each series or (2) immediately after the transaction, the resulting or acquiring corporation could incur additional Secured Funded Debt and still be in compliance with the restrictions on Secured Funded Debt (see "-Restrictions on Secured Funded Debt" above). (Section 801)

         Even though the indenture contains the provisions described above, we are not required by the indenture to comply with those provisions if we sell all of our property and assets to another corporation if, immediately after the sale:

         * that corporation is one of our Wholly-owned Restricted Subsidiaries; and

         * we could incur additional Secured Funded Debt and still be in compliance with the restrictions on Secured Funded Debt (see "-Restrictions on Secured Funded Debt" above). (Section 803)

         If we consolidate or merge with or into any other corporation or sell all or substantially all of our assets according to the terms and conditions of the indenture, the resulting or acquiring corporation will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. As a result, this successor corporation may exercise our rights and powers under the indenture, in our name or in its own name and we will be released from all our liabilities and obligations under the indenture and under the debt securities. (Section 802)

MODIFICATION AND WAIVER

         Under the indenture, we and the trustee can modify or amend the indenture with the consent of the Holders of a majority in aggregate principal amount of the outstanding debt securities of each series of debt securities affected by the modification or amendment. However, we may not, without the consent of the Holder of each debt security affected:

         * change the stated maturity date of any payment of principal or interest;

         *  reduce payments due on the original issue discount securities;

         * change the place of payment or currency in which any payment on the debt securities is payable;

         * limit a Holder's right to sue us for the enforcement of payments due on the debt securities;

         * reduce the percentage of outstanding debt securities required to consent to a modification or amendment of the indenture;

         * limit a Holder's right, if any, to repayment of debt securities at the Holder's option; or

         * modify any of the foregoing requirements or reduce the percentage of outstanding debt securities required to waive compliance with several provisions of the indenture or to waive defaults under the indenture. (Section 902)

         Under the indenture, the Holders of a majority in aggregate principal amount of the outstanding debt securities of any series of debt securities may, on behalf of all Holders of that series:

         * waive compliance by us with several restrictive covenants of the indenture, such as corporate existence and maintenance of properties; and

         *  waive any past default under the indenture, except:

            * a default in the payment of the principal of or any premium or interest on any debt securities of that series; or

            * a default under any provision of the indenture which itself cannot be modified or amended without the consent of the Holders of each outstanding debt security of that series. (Sections 1012,
               513)

EVENTS OF DEFAULT

         An event of default with respect to any series of debt securities will occur under the indenture if:

         * we fail to pay interest on any debt security of that series for 30 days after the payment is due;

         * we fail to pay the principal of or any premium on any debt security of that series when due;

         * we fail to deposit any sinking fund payment when due on debt securities of that series;

         * we fail to perform any other covenant in the indenture that applies to debt securities of that series for 90 days after we have received written notice of the failure to perform in the manner specified in the indenture;

         * we default under any Indebtedness for borrowed money, including other series of debt securities, or under any mortgage, lien or other similar encumbrance, indenture or instrument, including the indenture, which secures any Indebtedness for borrowed money, and which results in acceleration of the maturity of an outstanding principal amount of Indebtedness greater than $20 million, unless this acceleration is rescinded (or the Indebtedness is discharged) within 10 days after we have received written notice of the default in the manner specified in the indenture;

         * commencement of voluntary or involuntary bankruptcy, insolvency or reorganization; or

         * any other event of default that may be specified for the debt securities of that series when that series is created occurs. (Section 501)

If an event of default for any series of debt securities occurs and continues, the trustee or the Holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If such a declaration occurs, the Holders of a majority of the aggregate principal amount of the outstanding debt securities of that series can, subject to the specific payment conditions set forth in the indenture, rescind the declaration. (Sections 502, 513)

         The prospectus supplement relating to each series of debt securities which are original issue discount securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of that series when an event of default occurs and continues.

         An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture. The indenture requires us to file a certificate with the trustee each year that states the nature of the default if any default exists under the terms of the indenture. (Section 1011) The trustee may withhold notice to the Holders of debt securities of any default, except defaults in the payment of principal, premium, interest or any sinking fund installment, if it considers the withholding of notice to be in the best interests of the Holders. (Section 602)

         Other than its duties in the case of a default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any Holders, unless the Holders offer the trustee reasonable indemnification. (Sections 601, 603) If reasonable indemnification is provided, then, subject to other rights of the trustee provided in the indenture, the Holders of a majority in principal amount of the outstanding debt securities of any series may, with respect to the debt securities of that series, direct the time, method and place of:

         *  conducting any proceeding for any remedy available to the trustee;
            or

         * exercising any trust or power conferred upon the trustee. (Sections 512, 603)

         The Holder of a debt security of any series will have the right to begin any proceeding with respect to the indenture or for any remedy only if:

         * the Holder has previously given the trustee written notice of a continuing event of default with respect to that series;

         * the Holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request of, and offered reasonable indemnification to, the trustee to begin the proceeding;

         * the trustee has not started the proceeding within 60 days after receiving the request; and

         * the trustee has not received directions inconsistent with the request from the Holders of a majority in aggregate principal amount of the outstanding debt securities of that series during those 60 days. (Section 507)

However, the Holder of any debt security will have an absolute right to receive payment of principal of and any premium and interest on the debt security when due and to institute suit to enforce this payment. (Section 508)

DEFEASANCE

    DEFEASANCE AND DISCHARGE. At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the defeasance and discharge provisions of the indenture. If we so provide, we will be discharged from our obligations on the debt securities of that series if we deposit with the trustee, in trust, sufficient money or Government Obligations, as defined below, to pay the principal, interest, any premium and any other sums due on the debt securities of that series, such as sinking fund payments, on the dates these payments are due under the indenture and the terms of the debt securities. (Section 403) As used above, "Government Obligations" mean:

         * securities of the same government which issued the currency in which the series of debt securities are denominated and in which interest is payable; or

         * securities of government agencies backed by the full faith and credit of the government. (Section 101)

         In the event that we deposit funds in trust and discharge our obligations under a series of debt securities as described above, then:

         * the indenture will no longer apply to the debt securities of that series, except for the obligations to compensate, reimburse and indemnify the trustee, to register the transfer and exchange of debt securities, to replace lost, stolen or mutilated debt securities and to maintain paying agencies and the trust funds; and

         * Holders of debt securities of that series can only look to the trust fund for payment of principal, any premium and interest on the debt securities of that series. (Section 403)

         Under federal income tax law, that deposit and discharge may be treated as an exchange of the related debt securities for an interest in the trust mentioned above. Each holder might be required to recognize gain or loss equal to the difference between:

         *  the holder's cost or other tax basis for the debt securities, and

         *  the value of the holder's interest in the trust.

Holders might be required to include in income a share of the income, gain or loss of the trust, including gain or loss recognized in connection with any substitution of collateral, as described in this section under the heading "-Substitution of Collateral" below. You are urged to consult your own tax advisers as to the specific consequences of such a deposit and discharge, including the applicability and effect of tax laws other than federal income tax law.

   DEFEASANCE OF COVENANTS AND EVENTS OF DEFAULT. At the time that we establish a series of debt securities under the indenture, we can provide that the debt securities of that series are subject to the covenant defeasance provisions of the indenture. If we so provide and we make the deposit described in this section under the heading "-Defeasance and Discharge" above:

         * we will not have to comply with the following restrictive covenants contained in the indenture: Consolidation, Merger or Sale (Sections 801, 803); Restrictions on Secured Debt (Section 1008); Restrictions on Sale and Lease-Back Transactions (Section 1009); Classification of Restricted and Unrestricted Subsidiaries (Section 1010); and any other covenant we designate when we establish the series of debt securities; and

         * we will not have to treat the events described in the fourth bullet point under the heading "-Events of Default" as they relate to the covenants listed above that have been defeased and no longer are in effect and the events described in the fifth, sixth and seventh bullet points under the heading "-Events of Default" as events of default under the indenture in connection with that series.

In the event of a defeasance, our obligations under the indenture and the debt securities, other than with respect to the covenants and the events of default specifically referred to above, will remain in effect.
(Section 1501)

         If we exercise our option not to comply with the covenants listed above and the debt securities of that series become immediately due and payable because an event of default has occurred, other than as a result of an event of default specifically referred to above, the amount of money and/or Government Obligations on deposit with the trustee will be sufficient to pay the principal, interest, any premium and any other sums, due on the debt securities of that series, such as sinking fund payments, on the date the payments are due under the indenture and the terms of the debt securities, but may not be sufficient to pay amounts due at the time of acceleration. However, we would remain liable for the balance of the payments. (Section 1501).

   SUBSTITUTION OF COLLATERAL. At the time that we establish a series of debt securities under the indenture, we can provide for our ability to, at any time, withdraw any money or Government Obligations deposited pursuant to the defeasance provisions described above if we simultaneously substitute other money and/or Government Obligations which would satisfy our payment obligations on the debt securities of that series pursuant to the defeasance provisions applicable to those debt securities. (Section 402)

                              PLAN OF DISTRIBUTION

         We may sell the debt securities in four ways:

         *  through underwriters;

         *  through dealers;

         *  through agents; and

         *  directly to purchasers.

         The distribution of the debt securities offered under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

         If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by institutions to purchase debt securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all these institutions, but they may include, among others:

         *  commercial and savings banks;

         *  insurance companies;


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


         *  pension funds;

         *  investment companies; and

         *  educational and charitable institutions.

The institutional purchaser's obligations under the contract are only subject to the condition that the purchase of the debt securities at the time of delivery is allowed by the laws that govern the purchaser. The dealers and our agents will not be responsible for the validity or performance of the contracts.

         If we use underwriters in an offering of securities using this prospectus, we will execute an underwriting agreement with one or more underwriters. The names of those underwriters and the terms of the transaction will be set forth in the applicable prospectus supplement. The underwriting agreement will provide that the obligations of the underwriters with respect to a sale of the offered securities are subject to specified conditions precedent and that the underwriters will be obligated to purchase all of the offered securities if any are purchased. In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

         If we use a dealer in an offering of securities using this prospectus, we will sell the offered securities to the dealer as principal. The dealer may then resell those securities to the public or other deals at a fixed price or varying prices to be determined at the time of resale. If we designate an agent or agents in an offering of securities using this prospectus, unless otherwise indicated in a prospectus supplement, that agent will be acting on a best efforts basis for the period of its appointment. Underwriters, dealers and agents that participate in the distribution of debt securities offered under this prospectus may be deemed to be underwriters as defined in the Securities Act. Any underwriters or agents will be identified and their compensation, including underwriting discount, will be described in the applicable prospectus supplement. The applicable prospectus supplement will also describe the other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the debt securities may be listed.

         We may have agreements with the underwriters, dealers and agents to indemnify them against some liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those liabilities.

         We may also use this prospectus to directly solicit offers to purchase securities. Except as set forth in the applicable prospectus supplement, none of our directors, officers or employees, nor those of our subsidiaries, will solicit or receive a commission in connection with those direct sales. Those persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with direct sales.

         When we issue the debt securities offered by this prospectus, they will be new securities without an established trading market. If we sell a debt security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that debt security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any debt security offered by this prospectus.

         Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses.


                                 LEGAL OPINIONS

         Gregg M. Larson, who is our Assistant General Counsel, or another one of our lawyers, will issue an opinion about the validity of the debt securities offered in this prospectus, as well as other relevant legal matters. Mr. Larson beneficially owns, or has options to acquire, a number of shares of our common stock, which represents less than 1% of the total outstanding common stock. Any underwriters or dealers will be represented by their own counsel.

                                     EXPERTS

         The consolidated financial statements of Minnesota Mining and Manufacturing Company and Subsidiaries incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

         Our consolidated financial statements included in subsequent filings with the SEC will be incorporated by reference in this prospectus in reliance upon reports given upon the authority of our independent auditors as experts in auditing and accounting (to the extent consolidated financial statements included in these subsequent filings are covered by consents executed by these independent auditors and filed with the SEC).

INDEPENDENT AUDITORS

         With respect to the unaudited consolidated financial information of Minnesota Mining and Manufacturing Company and Subsidiaries for the three-month periods ended March 31, 2000 and 1999, the three- and six-month periods ended June 30, 2000 and 1999 and the three- and nine-month periods ended September 30, 2000 and 1999, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of this information. However, their separate reports dated April 25, 2000, July 26, 2000 and October 23, 2000, incorporated by reference herein, state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their reports on this information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited consolidated financial information because these reports are not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.


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